AMENDMENT NO. 4

TO ADMINISTRATIVE SERVICES AGREEMENT

(Thrivent Mutual Funds)

Thrivent Asset Management, LLC (“TAM”) and Thrivent Mutual Funds (“TMF”) hereby agree that, effective January 1, 2015, the first sentence of Item 3 of the Administrative Services Agreement, dated January 1, 2009 between TAM and TMF, is amended to read as follows:

For receiving Services under this Agreement, whether such Services are provided by TAM, its affiliates or other vendors, the Trust will pay TAM an annual fee (the “Fee”) equal to (a) 0.018 percent (0.018%) of each Fund’s average daily net assets (the “Variable Portion”), plus (b) a fixed fee of $70,000 per Fund.

THRIVENT MUTUAL FUNDS

By:	/s/ Russell W. Swansen
Russell W. Swansen
President

THRIVENT ASSET MANAGEMENT, LLC

By:	/s/ Russell W. Swansen
Russell W. Swansen
President